

Mail Stop 4631

November 16, 2009

via U.S. mail and facsimile

Timothy J. Koziol, Chief Executive Officer
General Environmental Management, Inc.
3191 Temple Ave., Suite 250
Pomona CA   91768

> **RE:** **General Environmental Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 033-55254-38**

Dear Mr. Koziol:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, page

1. In future annual and quarterly filings please ensure the discussion of results and operations quantifies the impact of the various underlying factors mentioned in your analysis and discusses the underlying causes. For example:

- On page 25 you state total revenues increased 15% from fiscal year 2007 to 2008 and you attribute this change to increased revenues for GEM's mobile treatment business and acquisition of Island Environmental Services. However, you do not quantify or address the underlying reasons driving the increased sales for GEM's mobile treatment business.
- On page 25 you state the decrease in operating expenses is attributed to general expense reductions made in 2007 and decrease in non-cash charges for consulting and advisory fees. However, you do not provide a discussion of the expense reductions made in 2007, the reason why consulting and advisory fees decreased or whether you expect the trend in lower operating expenses to continue in future periods.
- On page 29 of your March 31, 2009 Form 10-Q you state the increase in revenue was offset by a decrease in revenues in the Enviroconstruction market sector. However, you do not quantify the decrease or provide an analysis of the underlying reason for the decline in sales.
- On page 31 of your June 30, 2009 Form 10-Q you state cost of revenues as a percentage of revenue as compared to the same period in 2008 increased primarily due to negative margins at Island Environmental Services. However, you do not quantify the negative margins or provide a discussion of the underlying reasons for the negative margins.

These are examples and are not intended to be a comprehensive list. For additional guidance, please refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350.

2. You state on page 34 that you expect to begin to operate profitably due to improved operational results and cost reductions made in late 2008. In future filings please disclose when you expect this turn around to occur and provide a discussion of actions management is taking to improve operations.

Liquidity, page 26

3. Given that you received a going concern opinion from your auditors and reported negative working capital and cash flows from operating activities since 2005, please revise future filings to include a more robust discussion and analysis of liquidity. Specifically, please provide a discussion of your cash needs and sources of cash and whether you have sufficient cash to continue operations for the next twelve months. Refer to SEC Release 33-8350 for guidance.

Revenue Recognition, page 31

4. We note from your disclosure that you provide bundled service packages. Please describe the types of services included in this package, your revenue recognition policy and whether this package has multiple deliverables as contemplated by

EITF 00-21.   Please also tell us what you mean by "when the service is billed, expected costs are accumulated and accrued".

Financial Statements

5. The purchase price of $3.5 million for the Island acquisition in August 2008 appears to be significant pursuant to Rule 8-04 of Regulation S-X.   If any of the conditions set forth in Rule 8-04 exceed 20%, but none exceeds 40%, audited financial statements should be furnished for the most recent fiscal year and unaudited financial statements for any interim periods. Please provide us your test of significance.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Controls and Procedures

6. Please tell us whether there have been changes to your internal controls over financial reporting during your quarters ended March 31, 2009 and June 30, 2009 and provide disclosure in future filings that address this issue. Refer to Item 308 (c) of Regulation S-K for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief